
November 1, 2013

Stephen Kirkwood
Executive Vice President and General Counsel
JGWPT Holdings Inc.
201 King of Prussia Road
Radnor, Pennsylvania 19087-5148

**Re:     JGWPT Holdings Inc.**
    **Registration Statement on Form S-1/A**
    **Filed October 28, 2013**
    **File No. 333-191585**

Dear Mr. Kirkwood:

We have reviewed your registration statement and have the following additional comments that were inadvertently omitted from our letter dated October 30, 2013.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Unaudited Pro Forma Consolidated Financial Information, page 66

1.  We note the deferred tax liability pro forma adjustment related to differences between the book and tax basis of assets and liabilities.  Please revise to clarify how this adjustment impacted your pro forma income statements.  If no amount is presented in the pro forma income statements, please tell us in detail how you determined this presentation was appropriate.  Please cite any guidance you considered in your response.

2.  Please revise your notes to the pro forma income statements to present additional detail to explain how the provision for income taxes was calculated.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration.  We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mike Volley, Staff Accountant, at 202-551-3437 or Amit Pande, Accounting Branch Chief, at 202-551-3423, if you have questions regarding financial statements and related matters. Please contact Jessica Livingston, Senior Counsel, at 202-551-3448 or me at 202-551-3434 with any other questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Counsel